UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                      (Amendment No. 8)

                   General Host Corporation
                       (Name of Issuer)

                 Common Stock, $1.00 par value
                 (Title of Class of Securities)

                         370064 10 7
                       (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

Page 2 of 4 pages
All information as of December 31, 1995
CUSIP No.  370064 10 7

1.    Name of reporting person:  Harris J. Ashton
      S.S. or I.R.S. Identification No. of Above Person:  ###-##-####

2.    Check Appropriate Box if a member of a group*  (a)  [ ]
                                                     (b)  [ ]

3.    SEC use only

4.    Citizenship or Place of Organization:  United States

Number of       5.   Sole Voting Power
Shares               1,416,102
Beneficially    6.   Shared Voting Power
Owned by             0
Each            7.   Sole Dispositive Power
Reporting            1,416,102
Person With     8.   Shared Dispositive Power
                     0

9.   Aggregate Amount Beneficially owned by each reporting person:
     1,993,830

10. Check Box if the Aggregate amount in Row (9) excludes certain shares [X]

11.  Percent of Class Represented by Amount in Row (9):
     8.8%

12.  Type of Reporting Person:  IN

Page 3 of 4 pages

Item 1(a)  Name of Issuer:
           General Host Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:
           Metro Center, One Station Place, P.O. Box 10045
           Stamford, Connecticut  06904

Item 2(a)  Name of Person Filing:   Harris J. Ashton

Item 2(b)  Address of Principal Business Office:
           Metro Center, One Station Place, P.O. Box 10045
           Stamford, Connecticut  06904

Item 2(c)  Citizenship:  United States

Item 2(d)  Title of Class of Securities:  Common Stock, $1.00 Par Value

Item 2(e)  CUSIP Number:  370064-10-7

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
              Not Applicable

Item 4     Ownership as of December 31, 1995

           (a) Amount beneficially owned: 1,993,830 shares, including 540,000 shares subject to options outstanding and exercisable on or within 60 days after December 31, 1995 (excludes 22,496 shares directly owned and 10,627 shares beneficially owned by Reporting Person's wife, and 33,416 shares owned by a foundation of which Reporting Person is an officer. Reporting Person disclaims beneficial ownership of these shares).

           (b)  Percent of class:  8.8%

           (c)  Number of shares as to which Reporting Person has:

                (i) sole power to vote or direct to vote: 1,416,102
                (ii) shared power to vote or direct to vote:  0
                (iii) sole power to dispose of or direct disposition of:
                       1,416,102
                (iv) shared power to dispose of or direct disposition of: 0

Item 5      Ownership of Five Percent or Less of a Class.
               Not Applicable.

Item 6      Ownership of More than Five Percent on Behalf of Another Person.
               Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the
            Parent Holding Company.
               Not Applicable.

Item 8      Identification and Classification of Members of the Group.
               Not Applicable.

Item 9      Notice of Dissolution of Group.
               Not Applicable.

Item 10     Certification.
               Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 1996


                                      /S/ HARRIS J. ASHTON
                                          Harris J. Ashton